Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2025

(Beijing–July 31, 2025)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2026 ended May 31, 2025.

Highlights for the First Quarter of Fiscal Year 2026

-	Net revenues were US$575.0 million, compared to net revenues of US$414.2 million in the same period of the prior year.

-	Income from operations was US$14.3 million, compared to loss from operations of US$17.3 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$25.1 million, compared to non-GAAP income from operations of US$0.9 million in the same period of the prior year.

-	Net income attributable to TAL was US$31.3 million, compared to net income attributable to TAL of US$11.4 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$42.0 million, compared to non-GAAP net income attributable to TAL of US$29.6 million in the same period of the prior year.

-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.05. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.07. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$3,472.8 million as of May 31, 2025, compared to US$3,618.4 million as of February 28, 2025.

Financial Data——First Quarter of Fiscal Year 2026

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	May 31,
	2024	2025	Pct. Change
Net revenues	414,187	574,999	38.8%
(Loss)/Income from operations	(17,330)	14,346	(182.8%)
Non-GAAP income from operations	876	25,109	2766.3%
Net income attributable to TAL	11,402	31,282	174.4%
Non-GAAP net income attributable to TAL	29,608	42,045	42.0%
Net income per ADS attributable to TAL – basic	0.02	0.05	173.8%
Net income per ADS attributable to TAL – diluted	0.02	0.05	175.0%
Non-GAAP net income per ADS attributable to TAL – basic	0.05	0.07	41.7%
Non-GAAP net income per ADS attributable to TAL – diluted	0.05	0.07	42.4%

“We achieved year-over-year revenue growth this quarter, driven by solid progress in both our learning services and AI-powered devices. This reflects our continued commitment to delivering high-quality learning experiences and fostering the long-term growth of our core businesses. The launch of new learning device models, including the P4, S4, and T4, helped our products reach a wider audience.” said Alex Peng, TAL’s President and Chief Financial Officer.

Mr. Peng added, “Looking ahead, we remain dedicated to driving innovation in the K-12 learning sector, adapting to evolving user needs and advancements in AI and technology.”

Financial Results for the First Quarter of Fiscal Year 2026

Net Revenues

In the first quarter of fiscal year 2026, TAL reported net revenues of US$575.0 million, representing a 38.8% increase from US$414.2 million in the first quarter of fiscal year 2025.

Operating Costs and Expenses

In the first quarter of fiscal year 2026, operating costs and expenses were US$561.5 million, representing a 29.9% increase from US$432.1 million in the first quarter of fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$550.7 million, representing a 33.0% increase from US$413.9 million in the first quarter of fiscal year 2025.

Cost of revenues increased by 29.8% to US$259.6 million from US$200.0 million in the first quarter of fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 31.0% to US$258.9 million, from US$197.6 million in the first quarter of fiscal year 2025.

Selling and marketing expenses increased by 47.7% to US$180.8 million from US$122.4 million in the first quarter of fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 50.5% to US$177.7 million, from US$118.1 million in the first quarter of fiscal year 2025.

General and administrative expenses increased by 10.4% to US$121.1 million from US$109.7 million in the first quarter of fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 16.1% to US$114.0 million, from US$98.2 million in the first quarter of fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 40.9% to US$10.8 million in the first quarter of fiscal year 2026 from US$18.2 million in the same period of fiscal year 2025.

Gross Profit

Gross profit increased by 47.3% to US$315.4 million from US$214.2 million in the first quarter of fiscal year 2025. The gross margin for the first quarter of fiscal year 2026 was 54.9%, compared to 51.7% in the same period of the prior year.

(Loss)/Income from Operations

Income from operations was US$14.3 million in the first quarter of fiscal year 2026, compared to loss from operations of US$17.3 million in the first quarter of fiscal year 2025. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$25.1 million, compared to Non-GAAP income from operations of US$0.9 million in the same period of the prior year.

Other Income

Other income was US$9.5 million for the first quarter of fiscal year 2026, compared to other income of US$13.2 million in the first quarter of fiscal year 2025.

Income Tax Expense

Income tax expense was US$11.1 million in the first quarter of fiscal year 2026, compared to US$2.3 million of income tax expense in the first quarter of fiscal year 2025.

Net Income Attributable to TAL Education Group

Net income attributable to TAL was US$31.3 million in the first quarter of fiscal year 2026, compared to net income attributable to TAL of US$11.4 million in the first quarter of fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$42.0 million, compared to Non-GAAP net income attributable to TAL of US$29.6 million in the first quarter of fiscal year 2025.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.05 in the first quarter of fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.07 in the first quarter of fiscal year 2026.

Cash Flow

Net cash provided by operating activities for the first quarter of fiscal year 2026 was US$347.8 million.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2025, the Company had US$1,267.2 million of cash and cash equivalents and US$2,205.6 million of short-term investments, compared to US$1,771.3 million of cash and cash equivalents and US$1,847.1 million of short-term investments as of February 28, 2025.

Deferred Revenue

As of May 31, 2025, the Company’s deferred revenue balance was US$967.9 million, compared to US$671.2 million as of February 28, 2025.

Share Repurchase

In April 2025, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$490.7 million of its common shares through April 30, 2026. As of July 30, 2025, following the extension of the share repurchase program, the Company had repurchased 15,184,109 common shares at an aggregate consideration of approximately US$477.4 million under the share repurchase program.

Authorization of Share Repurchase Plan

On July 28, 2025, TAL’s board of directors authorized a new share repurchase plan under which the Company may repurchase up to US$600 million of the Company’s common shares over the next 12 months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2026 ended May 31, 2025 at 8:00 a.m. Eastern Time on July 31, 2025 (8:00 p.m. Beijing time on July 31, 2025). Please note that you will need to pre-register for conference call participation at https://register-conf.media-server.com/register/BI6ba336d6d0db4942b5ded26678ec673e. Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time. A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2025	As of May 31, 2025
ASSETS

Current assets
Cash and cash equivalents	$1,771,260	$1,267,182
Restricted cash, current	187,846	258,530
Short-term investments	1,847,120	2,205,649
Inventory, net	104,876	136,984
Amounts due from related parties, current	37	26
Prepaid expenses and other current assets	215,781	231,742
Total current assets	4,126,920	4,100,113
Restricted cash, non-current	32,625	32,674
Property and equipment, net	472,366	505,028
Deferred tax assets	3,487	2,561
Rental deposits	22,131	24,090
Intangible assets, net	394	49,477
Goodwill	155	44,819
Land use rights, net	182,880	183,942
Amounts due from related parties, non-current	96	97
Long-term investments	305,105	374,991
Long-term prepayments and other non-current assets	27,844	28,135
Operating lease right-of-use assets	329,064	369,275
Total assets	$5,503,067	$5,715,202

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$146,300	$160,358
Deferred revenue, current	624,272	929,866
Amounts due to related parties, current	93	94
Accrued expenses and other current liabilities	582,227	637,368
Operating lease liabilities, current	88,453	98,468
Total current liabilities	1,441,345	1,826,154
Deferred revenue, non-current	46,955	38,004
Deferred tax liabilities	3,474	5,419
Operating lease liabilities, non-current	244,895	275,374
Total liabilities	1,736,669	2,144,951

Equity
Class A common shares	154	154
Class B common shares	49	49
Treasury stock	-	(8)
Additional paid-in capital	4,294,819	4,051,486
Statutory reserve	179,537	177,945
Accumulated deficit	(624,078)	(591,204)
Accumulated other comprehensive loss	(83,914)	(67,935)
Total TAL Education Group’s equity	3,766,567	3,570,487
Non-controlling interests	(169)	(236)
Total equity	3,766,398	3,570,251
Total liabilities and equity	$5,503,067	$5,715,202

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2024	2025
Net revenues	$414,187	$574,999
Cost of revenues (note 1)	200,008	259,571
Gross profit	214,179	315,428
Operating expenses (note 1)
Selling and marketing	122,428	180,773
General and administrative	109,682	121,119
Total operating expenses	232,110	301,892
Government subsidies	601	810
(Loss)/Income from operations	(17,330)	14,346
Interest income, net	22,522	18,722
Other income	13,151	9,472
Impairment loss on long-term investments	(3,767)	-
Income before income tax expense and loss from equity method investments	14,576	42,540
Income tax expense	(2,295)	(11,078)
Loss from equity method investments	(985)	(255)
Net income	$11,296	$31,207
Add: Net loss attributable to non-controlling interests	106	75
Total net income attributable to TAL Education Group	$11,402	$31,282
Net income per common share
Basic	$0.06	$0.15
Diluted	0.06	0.15
Net income per ADS (note 2)
Basic	$0.02	$0.05
Diluted	0.02	0.05
Weighted average shares used in calculating net income per common share
Basic	201,567,132	201,980,675
Diluted	205,382,443	204,880,688

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2024	2025
Cost of revenues	$2,362	$622
Selling and marketing expenses	4,375	3,071
General and administrative expenses	11,469	7,070
Total	$18,206	$10,763

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2024	2025
Net income	$11,296	$31,207
Other comprehensive (loss)/income, net of tax	(7,580)	15,987
Comprehensive income	3,716	47,194
Add: Comprehensive (income)/loss attributable to non-controlling interests	(45)	67
Comprehensive income attributable to TAL Education Group	$3,671	$47,261

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2024	2025
Net cash provided by operating activities	$246,793	$347,785
Net cash used in investing activities	(124,635)	(527,309)
Net cash provided by/(used in) financing activities	5	(254,104)
Effect of exchange rate changes	(1,217)	283

Net increase/(decrease) in cash, cash equivalents and restricted cash	120,946	(433,345)
Cash, cash equivalents and restricted cash at the beginning of period	2,457,476	1,991,731

Cash, cash equivalents and restricted cash at the end of period	$2,578,422	$1,558,386

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2024	2025
Cost of revenues	$200,008	$259,571
Share-based compensation expenses in cost of revenues	2,362	622
Non-GAAP cost of revenues	197,646	258,949

Selling and marketing expenses	122,428	180,773
Share-based compensation expenses in selling and marketing expenses	4,375	3,071
Non-GAAP selling and marketing expenses	118,053	177,702

General and administrative expenses	109,682	121,119
Share-based compensation expenses in general and administrative expenses	11,469	7,070
Non-GAAP general and administrative expenses	98,213	114,049

Operating costs and expenses	432,118	561,463
Share-based compensation expenses in operating costs and expenses	18,206	10,763
Non-GAAP operating costs and expenses	413,912	550,700

(Loss)/Income from operations	(17,330)	14,346
Share based compensation expenses	18,206	10,763
Non-GAAP income from operations (note 3)	876	25,109

Net income attributable to TAL Education Group	11,402	31,282
Share based compensation expenses	18,206	10,763
Non-GAAP net income attributable to TAL Education Group (note 3)	$29,608	$42,045

Net income per ADS
Basic	$0.02	$0.05
Diluted	0.02	0.05

Non-GAAP Net income per ADS
Basic	$0.05	$0.07
Diluted	0.05	0.07
ADSs used in calculating net income per ADS
Basic	604,701,396	605,942,025
Diluted	616,147,329	614,642,064

ADSs used in calculating Non-GAAP net income per ADS
Basic	604,701,396	605,942,025
Diluted	616,147,329	614,642,064

Note 3: The tax effect of share-based compensation expenses was immaterial in the first quarter of fiscal year 2026.